SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

 Centrais Elétricas Brasileiras S/A (“Companhia” ou “Eletrobras) hereby informs its shareholders and the market in general that, received on January 05, 2018, from Comissão de Valores Mobiliários - CVM, the Official Letter nº 4/2018/CVM/SEP/GEA-1, regarding the news published on this same date by Reuters Brasil, News section, under the title “Target of litigation in the USA, Eletrobras signs contract with lawyers to resolve the case”, as transcribed at the end of this market announcement.

In compliance with the aforementioned Official Letter, the Company clarifies that:

1.   All information regarding the new agreement signed with Hogan Lovells office was subject of the Market Announcement disclosed on December 26, 2017;

2.   We clarify that Hogan Lovells office is not responsible for the defense of Eletrobras and its managers in the class action action filed by investors in the United States ("Class Action"), as mistakenly mentioned in the title of the article in question;

3.   Regarding that, the news does not bring new information that had not already been object of the proper disclosure and clarification to the market by the Company.

Rio de Janeiro, January 08, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free Translation of the Official Letter nº 4/2018/CVM/SEP/GEA-1

“Subject: Request for clarification on news”

Dear Officer,

1.  Regarding the news published on this date, in the Reuters Brazil eletctronic media, News section, under the title "Target of litigation in USA, Eletrobras signs contract with lawyers to resolve the case", which include the following statements:

State-owned company Eletrobras has signed a new contract of up to BRL 42.8 million with the US law firm Hogan Lovells, which is specialized in corporate investigations, to conclude ongoing investigations about possible corruption in the company, according to a publication in the Official Gazette of the Federal Government this Friday.

According to the extract from the document, the new hiring aims 'resolving the case towards US authorities', what would be important to reduce risks when the government has already announced plans to privatize the company this year.

2.  In this regard, we request a statement from the company regarding the veracity of the news and, if so, explain the reasons why it was not considered a Relevant Fact, as well as comment on other information considered important on the subject.

3.  We also remind you of the obligation set forth in the sole paragraph of art. 4 of CVM Instruction No. 358/02, to inquire of the Company's management and controlling shareholders, as well as all other persons with access to relevant acts or relevant facts, with the purpose of ascertaining whether they would have knowledge of information that should be disclosed to the market.

4.  Such manifestation should occur through the system Empresas.NET, category: Comunicado ao Mercado, type: Esclarecimentos sobre questionamentos da CVM/B3, subject: Notícia Divulgada na Mídia, which should include the transcription of this letter.

5.  We hereby warn that, according to the Superintendence of Corporate Relations, in the use of its legal attributions, and based on item II of article 9, Law 6,385/76 and CVM Instruction 452/07, a fine of BRL 1,000.00 (one thousand reais) may be applied, without prejudice to other administrative sanctions, for non-compliance with the requirement contained in this letter, sent exclusively by e-mail, until 08.01.2018, notwithstanding the provisions of sole paragraph of art. 6 of CVM Instruction 358/02.

Regards,”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.